                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934
        For the fiscal period from April 1, 2000 (inception date) to December 31, 2000


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from________to________

                         Commission file number 1-15295

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below: TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TELEDYNE TECHNOLOGIES INCORPORATED
                             2049 Century Park East, Suite 1500
                             Los Angeles, California 90067-3101

                 Teledyne Technologies Incorporated 401(k) Plan
             Audited Financial Statements and Supplemental Schedule
           Period from April 1, 2000 (inception) to December 31, 2000


                         Report of Independent Auditors


Teledyne Technologies Incorporated

We have audited the accompanying statement of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the period from April 1, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2000, and the changes in its net assets available for benefits for the period from April 1, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ ERNST & YOUNG LLP

June 27, 2001

                 Teledyne Technologies Incorporated 401(k) Plan
                 Statement of Net Assets Available for Benefits

                                December 31, 2000
                                 (In Thousands)


Assets
Investments, at fair value                         $125,058
Contributions receivable:
  Participants                                          428
  Company                                                95
Other receivables                                         3
                                                   --------
Total assets                                        125,584

Liabilities
Due to broker for investment purchases                   29
                                                   --------
Net assets available for benefits                  $125,555
                                                   ========

See accompanying notes.

                 Teledyne Technologies Incorporated 401(k) Plan
            Statement of Changes in Net Assets Available for Benefits
           Period from April 1, 2000 (inception) to December 31, 2000
                                 (In Thousands)

Additions:
 Contributions:
   Employee                                                         $ 11,082
   Employer                                                            1,727
   Rollover                                                            1,432
 Interest and dividend income                                          6,565
 Transfers to plan                                                   126,006
                                                                    --------
Total additions                                                      146,812

Deductions:
 Distributions to participants                                         5,513
 Net depreciation in fair value of investments                        15,707
 Administrative and other expenses                                        37
                                                                    --------
Total deductions                                                      21,257
                                                                    --------

Net increase                                                         125,555
Net assets available for benefits at beginning of period                  --
                                                                    --------
Net assets available for benefits at end of period                  $125,555
                                                                    ========


See accompanying notes.

                 Teledyne Technologies Incorporated 401(k) Plan

                         Notes to Financial Statements

                               December 31, 2000


1. SIGNIFICANT ACCOUNTING POLICIES

Basis Of Accounting

The accompanying financial statements of Teledyne Technologies Incorporated 401(k) Plan (the Plan) have been prepared on an accrual basis.

Valuation Of Investments

Mutual funds and common collective trust funds are stated at their unit values established for each fund by the fund manager, at each valuation date, which fluctuate with the value of the assets in each fund. Units of the Teledyne Technologies Incorporated (Teledyne Technologies or the Company), Allegheny Technologies Incorporated (Allegheny Technologies) and Water Pik Technologies Incorporated (Water Pik Technologies) stock funds are valued principally on the basis of the market value of the Teledyne Technologies, Allegheny Technologies, and Water Pik Technologies common stock, respectively, in which it invests. Although the performance of the Teledyne Technologies, Allegheny Technologies, and Water Pik Technologies Stock Funds is based on the performance of the underlying stock, the value of a fund unit is different from the price of one share of the stock, which is stated at the quoted market price as listed on the New York Stock Exchange due to the inclusion of cash amounts for liquidity purposes. Other common stocks are stated at their quoted market price. Participant loans and interest-bearing cash accounts are stated at their outstanding balance which approximates fair value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 Teledyne Technologies Incorporated 401(k) Plan

2. DESCRIPTION OF THE PLAN

General

The Plan is a defined contribution plan available to eligible U.S. domestic employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants can defer between 1% and 15%, subject to Internal Revenue Service limitations, of their eligible wages and contribute them to the Plan. Employees become eligible for company matching contributions following 90 days of service. Qualifying employee contributions are partially matched by the Company up to a maximum of $1,000 annually for each participant.

Participant Accounts

Separate accounts are maintained by the plan sponsor for each participating employee. Trustee fees and asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the plan sponsor.

Vesting

Participants are 100% vested in their contributions, company contributions and all earnings thereon.

Participant Loans

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (fifteen years for loans to purchase the participant's primary residence). Payments are generally made by payroll deductions.

                 Teledyne Technologies Incorporated 401(k) Plan

Plan Termination

In the event that the Plan is partially or completely terminated, or the plan sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants become fully vested and nonforfeitable.

Withdrawals And Distributions

The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participant's contributions and the value of all vested Company contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant's election, payment may be made in cash as a single lump sum or in installments.

Administrative Expenses

The Company pays administrative expenses, which include recordkeeping, trustee fees and expenses of the Company incurred in administering the Plan. Participants pay loan origination and servicing fees.

Other

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the Summary Plan Description. Copies of this Summary Plan Description are available from the Company.

3. PLAN ASSET TRANSFERS

The Company became an independent public company on November 29, 1999 through a spin-off from Allegheny Technologies Incorporated. At the time of the spin-off and through March 31, 2000, the Company's employees participated in the Teledyne 401(k) Plan, a "Multiple Employer Plan", comprised of the Allegheny Technologies Incorporated Plan, the Teledyne Technologies Incorporated Plan and the Water Pik Technologies, Inc. Plan. The Company's employees' account balances under that plan were transferred to the Plan effective April 1, 2000. Assets transferred from the Teledyne 401(k) Plan totaled approximately $126,006,000.

                 Teledyne Technologies Incorporated 401(k) Plan

4. INVESTMENTS

Plan participants can invest their contributions in any or all of the investment programs managed by the plan trustee listed below:

The Plan's investments were held by Merrill Lynch Trust Company (Merrill Lynch), the former trustee, from April 1, 2000 to August 31, 2000 and by Fidelity Management Trust Company (Fidelity), the current trustee, from September 1, 2000 to December 31, 2000. Plan participants may direct their investment balances and contributions amongst numerous investment options offered by the Plan and managed by each trustee during the respective periods. One of these investment options is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, mutual funds and other investments as stipulated by the Plan through a brokerage account provided by Fidelity Brokerage Services.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2000 (in thousands):

Fidelity Fund                           $51,375
Fidelity Growth Company Fund             13,562
Fidelity Freedom Fund 2020               13,790
Fidelity Freedom Fund 2030                7,329

During 2000, the Plan's investments (including investments purchased, sold, as well as held during the period) appreciated (depreciated) in fair value as follows (in thousands):

Mutual Funds                        $(16,741)
Common collective trusts                   6
Common stock                           1,028
                                    --------
                                    $(15,707)
                                    ========

5. INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator

                 Teledyne Technologies Incorporated 401(k) Plan believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

6. PARTIES-IN-INTEREST

During 2000, the Plan invested in mutual funds and common collective trust funds managed by Merrill Lynch or Fidelity. Trustee and investment fees paid during 2000 were based on customary and reasonable rates for such services.

One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 247,209 shares of Teledyne Technologies Incorporated common stock at December 31, 2000.

7. RECONCILIATION OF FORM 5500 TO FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 at December 31, 2000 (in thousands):

                                                                         DECEMBER 31
                                                                            2000
                                                                         -----------
Net assets available for benefits per the financial statements            $125,555
Less: benefits payable at year-end                                             180
                                                                          --------
Net assets available for benefits on Form 5500                            $125,375
                                                                          ========

                             Supplemental Schedule

                 Teledyne Technologies Incorporated 401(k) Plan

                                 EIN: 25-1843385

        Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

                                December 31, 2000

                (In thousands, except for unit/share information)

                                                               DESCRIPTION                 CURRENT
            IDENTITY OF ISSUE                                    OF ASSET                   VALUE
            -----------------                             ----------------------           --------
Fidelity Retirement Money Market Portfolio*                    5,822,868 shares            $  5,823
Income Accumulation Fund*                                      5,072,524 shares               5,073
Fidelity Capital and Income Fund*                                  2,304 shares                  18
Fidelity U.S. Bond Index Fund*                                   424,733 shares               4,498
Fidelity Fund*                                                 1,568,243 shares              51,375
Fidelity Capital Appreciation Fund*                                2,270 shares                  50
Fidelity Growth Company Fund*                                    189,864 shares              13,562
Fidelity Large Cap Stock Fund*                                    12,963 shares                 230
Fidelity Mid-Cap Stock Fund*                                      98,182 shares               2,559
Fidelity Value Fund*                                               3,418 shares                 158
Fidelity Diversified International Fund*                         129,015 shares               2,831
Fidelity Brokerage Link*                                     See following page                 313
Teledyne Technologies Incorporated
  Common Stock*                                                  247,209 shares               5,840
Allegheny Technologies Common Stock                               88,061 shares               1,398
Water Pik Technologies Common Stock                                7,986 shares                  56
Fidelity Freedom Income Fund*                                     90,102 shares               1,006
Fidelity Freedom Fund 2000*                                       19,165 shares                 226
Fidelity Freedom Fund 2010*                                      288,055 shares               3,987
Fidelity Freedom Fund 2020*                                      947,089 shares              13,790
Fidelity Freedom Fund 2030*                                      488,616 shares               7,329
Fidelity Freedom Fund 2040*                                       11,870 shares                 104
Colchester Street Trust Money Market Portfolio            Interest-bearing cash                 146
Participant Loans                                            Various maturities               4,686
                                                                                           --------
                                                                                           $125,058
                                                                                           ========

* Party-in-interest

                 Teledyne Technologies Incorporated 401(k) Plan
                                EIN: 25-1843385

  Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year) (continued)
                                December 31, 2000

                                                       DESCRIPTION             CURRENT
           IDENTITY OF ISSUE                            OF ASSET                VALUE
           -----------------                         --------------            --------
Global Crossing Ltd. Com                                 400 shares            $  5,725
AT&T Corp Com                                            100 shares               1,725
Applied Materials Inc.                                   160 shares               6,110
Armstrong Holdings Inc.                                  500 shares               1,031
Atmel Corp. Com                                          400 shares               4,650
B2B Internet Holders TR Depositary Rcpt                  200 shares               3,563
Borders Group Inc. Com                                   500 shares               5,844
Cisco Sys. Inc. Com                                      300 shares              11,475
Covad Communications Group I Com                         640 shares               1,060
Ericsson L M Tel Co. ADR CL B SEK 10                     160 shares               1,790
Federal Mogul Corp. Com                                3,500 shares               8,095
Fidelity Cash Reserves                               112,908 shares             112,908
Fidelity Growth & Income Fund                             59 shares               2,481
Fidelity Dividend Growth Fund                             83 shares               2,472
General Motors Corp CL H                               1,607 shares              36,961
JDS Uniphase Corp Com                                     75 shares               3,127
Juno Online Svcs Inc. Com                              2,400 shares               1,574
Lucent Technologies Inc. Com                             100 shares               1,352
Microsoft Corp Com                                        80 shares               3,470
Oplink Communications Inc. OC-Com                        325 shares               5,870
Putnam Invt Fds Classic Equity C                       2,415 shares              31,344
Putnam Invt Fds Growth Opptns C                          437 shares               9,462
Putnam Intl Growth Fd CL C                               471 shares              11,568
Putnam Voyager Fd II CL C                                250 shares               6,103
Silicon Storage Techn Inc. Com                           100 shares               1,181
Strong Income Fds Inc. ST High-growth Yld                122 shares               1,197
Trans World Airls Inc. Com                               100 shares                 105
Triquint Semiconductor Inc. Com                          500 shares              21,844
Tut Sys Inc.                                             400 shares               3,300
Wink Communications Inc. Com                             350 shares               2,100
Xerox Corp. Com                                          300 shares               1,387
Yahoo Inc. Com                                            60 shares               1,804
                                                                               --------
                                                                               $312,678
                                                                               ========

ITEM 4         Financial Statements and Exhibits

               (a)    Financial Statements

                      Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Contents, in lieu of the requirements of Items 1 to 3 above.

               (b)    Exhibits:

                      23     Consent of Independent Auditors

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 29, 2001


                                            TELEDYNE TECHNOLOGIES INCORPORATED
                                            401(K) PLAN


                                            By: /s/ ROBYN E. CHOI
                                                --------------------------------
                                                 Robyn E. Choi, Vice President
                                                 Administration